DONNER MINERALS LTD.

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON AUGUST 15, 2003

This information is given as of July 4, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of DONNER MINERALS LTD. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member should strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10 th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the
Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their common shares in their own name ("Beneficial Members") are advised that only proxies from Members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in such Member’s name on the records of the Company. Such common shares will more likely be registered under the name of the Member’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members’ meetings unless the Beneficial Members have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the Instrument of Proxy provided by the Company to the registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member. Should a non-registered Member receive such a form and wish to vote at the Meeting, the non-registered Member should strike out the Management proxyholder’s name in the form and insert the non-registered Member’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Member receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On July 4, 2003, 70,860,541 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on the 4th day of July, 2003, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, no one shareholder owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The above information was provided by management of the Company and the Company = s registrar and transfer agent as of July 4, 2003.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A.    Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at February 28, 2003, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to February 28, 2003, executive officers of the Company during the most recently completed financial year. The Company presently has three Named Executive Officers, namely Harvey Keats, the President, David Patterson, the Chief Executive Officer ("CEO"), and Kerry Sparkes, a director.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)

				Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts

		Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

Harvey Keats President	February 28 2003 2002 2001	160,000 [1] 160,000 [1] 146,667 [1]	70,000 [1] nil nil	nil nil nil	1,049,000 135,000 1,100,443	nil nil nil	nil nil nil	nil nil nil

David Patterson CEO	February 28 2003 2002 2001	192,000 [2] 24,000 [2] nil	nil nil nil	nil nil 5,000	555,000 2,260,000 nil	nil nil nil	nil nil nil	nil nil nil

Kerry Sparkes Director	February 28 2003 2002 2001	120,000 [3] 120,000 [3] 110,000 [3]	nil nil nil	nil nil nil	215,000 285,000 1,125,500	nil nil nil	nil nil nil	nil nil nil

1.    Paid to Keats Consulting Inc., a private company controlled by Harvey Keats.
2.    Paid to Elysian Enterprises Inc., a Patterson family private company.
3.    Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". During the fiscal year ended February 28, 2003, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its directors, officers or employees.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended February 28, 2003.

B.    Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

C.    Options to Purchase Securities

During the Company's most recently completed financial year ended February 28, 2003, the Company granted the following stock options to the Named Executive Officers:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Harvey Keats	425,000	9.8%	$0.43	$0.43	June 16/12

David Patterson	425,000	9.8%	$0.43	$0.43	June 16/12

Harvey Keats	580,000	13.4%	$0.12	$0.12	Nov 14/12

David Patterson	130,000	3.0%	$0.12	$0.12	Nov 14/12

Kerry Sparkes	215,000	5.0%	$0.12	$0.12	Nov 14/12

Harvey Keats	44,000	1.0%	$0.10	$0.19	Feb 3/08

During the Company's most recently completed financial year ended February 28, 2003, the following stock options were exercised by the Named Executive Officers:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) 1	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable

Harvey Keats	450,000	$222,000	2,809,443	$298,378

David Patterson	-	-	2,549,583	$262,900

Kerry Sparkes	486,050	$195,997	555,050	$67,857

1.    This sum represents the difference between the exercise price and the closing price of the Company's shares on the date of exercise and does not necessarily represent the actual profits realized or losses incurred on the exercise of stock options.

During the Company's most recently completed financial year ended February 28, 2003, SAR's and/or stock options granted to the Named Executed Officers were repriced as follows:

Table of Option and SAR Repricings

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended (#)	Market Price of securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment

David Patterson	November 15/02	2,260,000	$0.12	$0.28	$0.12	9 years 2 months

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.    Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at four (4). Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 135 of the Company Act in The Vancouver Province on June 15, 2003 and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares 1

REX GIBBONS St. Johns, Newfoundland Director	February 19, 1998	Executive Vice President of Jacques Whitford Environmental.	6,000

HARVEY KEATS West Vancouver, B.C. President and Director	November 26, 1997	President of Keats Consulting Inc.	280,886

DAVID PATTERSON West Vancouver, B.C. Chief Executive Officer and Director	January 17, 2002	Chief Executive Officer of Donner Minerals Ltd.	53,000

KERRY SPARKES Vancouver, BC Director	February 19, 1998	President of Sparkes Consulting Inc.	70,000

1.    Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

Pursuant to the provisions of the Company Act of British Columbia, the Company is required to have an audit committee which, presently, is comprised of Rex Gibbons, Harvey Keats and Kerry Sparkes.

B.    Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of DELOITTE & TOUCHE, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of the members at a remuneration to be fixed by the directors. Deloitte & Touche was appointed to the position of auditor of the Company on June 16, 1996.

C.    Stock Option Plan and Repricing of Stock Options

The Company presently has in place a stock option plan (the "Stock Option Plan"), first implemented February 10, 2000, whereby the Company is authorized to grant stock options of up to 20% of its issued and outstanding shares.

The Stock Option Plan is designed to advance the interests of the Company by encouraging employees, directors and certain others to hold equity in the Company through the acquisition of common shares. The Stock Option Plan is administered by the Company’s secretary, or such other senior officer or employee as may be designated by the board of directors from time to time. Under the policies of the TSX Venture Exchange (the "TSX") the maximum number of common shares which may be reserved for issuance under a stock option plan like the Company’s must be fixed. Any change in such maximum number of shares is considered to be an amendment to the stock option plan and requires shareholder approval.

The maximum number of common shares in the capital of the Company currently authorized for issuance for the purposes of the Stock Option Plan is fixed at 10,909,441 common shares. Management of the Company has determined it appropriate to amend the Stock Option Plan to reserve an additional 3,262,667 common shares for issuance for the purpose of the Stock Option Plan. After giving effect to such increase a total of 14,172,108 common shares will be available to be reserved for issuance under the Stock Option Plan, representing 20% of the Company’s issued and outstanding common shares, as at July 4, 2003.

The term of any options granted under the Stock Option Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years if the Company is classified by TSX as a Tier 2 Issuer or ten years if the Company is classified by TSX as a Tier 1 Issuer. The exercise price of any options granted under the Stock Option Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX. The Stock Option Plan prescribes a vesting schedule applicable to options granted thereunder except in exceptional circumstances as determined by the Company's board of directors.

All options granted pursuant to the Stock Option Plan which have not yet expired will, if not previously exercised, terminate on the 30 th day following the date on which the option holder ceases to qualify as an eligible recipient of stock options under the Stock Option Plan, except that in the case of the death of an option holder, such unexercised options will terminate on the earlier of their expiry date or the date which is one year from the date of death.

The Stock Option Plan also provides for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

The amendment to the Stock Option Plan is also subject to receipt of TSX acceptance to its filing.

Reference should be made to the full text of the Stock Option Plan which will be made available at the offices of Maitland & Company, 700 - 625 Howe Street, Vancouver, BC, V6C 2T6 until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving the amendment to the Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan to 14,172,108 common shares.

In addition, TSX Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(i)     a decrease in the exercise price of stock options previously granted to insiders;

(ii)     the reservation, for issuance under stock options granted to insiders, pursuant to a stock option plan, shares exceeding 10% of the number of outstanding listed shares;

(iii)     the issuance to insiders, upon the exercise of stock options, within a one year period, of shares exceeding 10% of the outstanding listed shares;

(iv)     the issuance to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, of shares exceeding 5% of the outstanding listed shares.

It may occur that the Company will grant stock options pursuant to the Plan, from time to time during the next 12 months, to insiders that in aggregate will exceed 10% of the Company’s issued shares. It may also occur that the Company will seek to reduce the exercise price of options previously granted to insiders. Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

D.    Increase in Authorized Share Capital

The authorized share capital of the Company is currently 100,000,000 common shares without par value, of which 70,860,541 are issued and outstanding. The Company has a total of 22,329,441 common shares reserved for issuance pursuant to the exercise of previously issued share purchase warrants and stock options. In order to meet these share issuance obligations, and in anticipation of the Company’s future requirements for equity financing, Management of the Company considers it advisable to increase the Company’s authorized share capital. Accordingly, Members will be asked to approve a Special Resolution increasing the authorized capital of the Company as follows:

"RESOLVED , by Special Resolution, that the Memorandum of the Company be altered by increasing the authorized capital of the Company, which presently consists of 100,000,000 common shares without par value, of which 70,860,541 shares are issued and outstanding, to 200,000,000 common shares without par value, of which 70,860,541 shares will be issued and outstanding, all shares issued and unissued ranking pari passu, and that paragraph 2 of the Company’s Memorandum be altered to read as follows:

2.    The authorized capital of the Company consists of two hundred million (200,000,000) common shares without par value."

In the event that Members do not approve this Special Resolution, the Company will not increase its authorized share capital. Management of the Company recommends that the Members approve this Special Resolution.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Vancouver, British Columbia, the 4th day of July, 2003.

BY ORDER OF THE BOARD

"Harvey Keats"
President